Exhibit 21.1

Subsidiaries of the Registrant

The chart below lists all current subsidiaries of VeriFone Holdings, Inc.

Legal name	State or Jurisdiction of Incorporation or Organization
VeriFone Intermediate Holdings, Inc.	Delaware
VeriFone, Inc.	Delaware
VeriFone (Argentina) S.A.	Argentina
VeriFone Australia Pty. Limited	Australia
VeriFone do Brasil LTDA	Brazil
Verifone Canada Limited	Canada
VeriFone SA	France
VeriFone Hong Kong Limited	Hong Kong
VeriFone North Asia Limited	Hong Kong
VeriFone S.r.l.	Italy
VeriFone India Private Limited	India
VeriFone Ltd. (Malta)	Malta
VeriFone S.A. de C.V.	Mexico
VeriFone B.V.	Netherlands
VeriFone Sp.z.o.o	Poland
VeriFone Shanghai Co. Ltd.	PRC
VeriFone Singapore Pte. Ltd.	Singapore
VeriFone Systems Pte. Ltd.	Singapore
VeriFone (South Africa) Pty. Ltd.	South Africa
VeriFone España, S.A.	Spain
VeriFone (UK) Limited	United Kingdom